Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

December 11, 2007

Elbit Vision Systems Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

December 11, 2007

        Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on December 11, 2007, at 11:00 a.m. for the following purposes:

1.	To elect four (4) directors for the coming year.

2.	To appoint Mr. Amos Uzani for a three-year term as an external director and grant him options to purchase shares of the Company.

3.	To receive the Company’s Consolidated Balance Sheet at December 31, 2006, and the Consolidated Statement of the Income for the year then ended.

        Shareholders of record at the close of business on November 8, 2007 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: November 9, 2007

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
1 Haofe St.,
Post Office Box 5030
Kadima
Israel, 60920

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 11, 2007

        The enclosed proxy is being solicited by our Board of Directors for use at our annual general meeting of shareholders (the “Meeting”) to be held on December 11, 2007, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on November 8, 2007. On that date, we had outstanding and entitled to vote 50,798,925 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 each (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 13, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., 1 Haofe St., P.O. Box 5030, Kadima, 60920, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to December 18, 2007, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

        Proposal 1 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

        Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present, in person or by proxy, and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law (“Companies Law”), the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all of our voting power.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of November 1, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(4)(9)	3,833,000	7.54%
Nir Alon Holdings GmbH (3)	1,733,000	3.41%
Elbit Ltd. (4)(5)	6,843,121	12.98%
M.S. Master Investments (2002) Ltd. (6)	4,044,833	7.96%
M.S.N.D. Real Estate Holdings Ltd. (4)(7)	15,843,954	29.24%
Shavit Capital Entities (8)	4,761,905	9.1%
All directors and officers as a group (9)	9,320,500	17.96%

The percentages in this table are based on 50,798,925 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

(1)     3,233,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro, in the sum of $1,500,000.

(2)     Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60-days.

(3)     Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

(4)     In an agreement between Elbit and Mivtach, dated July 29, 2007, the parties agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to at least hold 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the party who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of our share capital on a fully diluted basis, the parties will vote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our ordinary shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such an event the right to designate the director to our board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Furthermore, notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement.

(5)     Includes 1,909,764 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of November 1, 2007, Discount Investment Corporation Ltd., or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation Ltd., or IDBH, owns the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and Clal Insurance Enterprises Holdings, or CIEH. As of November 1, 2007 subsidiaries of CIEH held for their own account a total of 245,586 shares of EVS. The CIEH group had no other holdings of our shares as of the same date.   As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of CIEH for their own account.

(6)     M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

(7)     Includes 3,380,952 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days. M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

(8)     Includes 2,383,079 ordinary shares and 1,191,540 warrants owned by Shavit Capital (Cayman) Fund, L.P., 638,318 ordinary shares and 319,159 warrants owned by Shavit Capital Fund (Israel), L.P., and 153,206 ordinary shares and 76,603 warrants owned by Shavit Capital Fund (US) L.P. The warrants are exercisable at the option of the holder within 60 days.

Shavit Capital Fund GP, L.P. is the general partner of Shavit Capital (Cayman) Fund, L.P., Shavit Capital Fund (Israel), L.P. and Shavit Capital Fund (US), L.P. Shavit Capital (GP) Management Ltd. is the general partner of Shavit Capital Fund GP, L.P. and is controlled by entities ultimately controlled by Paul Packer, Leon Recanati and Isi Leibler, each of whom have shared voting and investment control over all the shares held by the Shavit Capital Entities and therefore may be deemed to share beneficial ownership of the shares held by the Shavit Capital Entities.  Each of Messrs. Packer, Recanati and Leibler disclaims beneficial ownership of the shares held by the Shavit Capital Entities, except to the extent of his pecuniary interest therein, if any.

(9)     Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

        The Company’s Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of the Company’s shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

        The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

David Gal	50	David Gal was appointed as a director and chairman of our board of directors on March 2, 2006. He serves as chairman of the board of directors of Odin Medical Technologies Ltd. since 2005, and from 2001 through 2004 served as its president and chief executive officer. Between 2002 and 2004 Mr. Gal served as the active chairman of the board of directors of MindGuard Medical Technologies Ltd. From 1996 through 2000, Mr. Gal served as the president and chief executive officer of Wizcom Technologies Ltd. From 1991 through 1995, Mr. Gal served as the chief executive officer of Orbotech Inc., headquartered in Boston, USA. From 1989 through 1990, Mr. Gal served as an economic advisor to the Israeli Minister of Finance - Mr. Shimon Peres. Mr. Gal holds a B.A. in economics and business, and an M.B.A. from the Hebrew University of Jerusalem.

Nir Alon	43	Nir Alon served as chairman of our board of directors from February 2001 until March 2, 2006 and has since continued to serve as a director. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a B.A. in social sciences from Tel-Aviv University.

Victor Josebachvili	52	Victor Josebachvili was elected director by our board of directors on September 24, 2007, following the retirement of Mr. Menashe Shohat. Mr. Josebachvili is the founder and Managing Partner of Harbor Hills Partners, LLC ("HHP"), a financial advisory boutique firm and has been advising major US and European multinationals for the last 18 years. Prior to founding HHP Mr. Josebachvili was a Managing Director in JP Morgan's Global M&A Group. Before joining JP Morgan Chase Mr. Josebachvili held similar positions at Bankers Trust and Citibank. Mr. Josebachvili has a B.Sc. (Cum Laude) degree in Industrial engineering from the Technion (Israel Institute of Technology) (1981) and an MBA from Columbia University Graduate School of Business.

Linda Harnevo	51	Linda Harnevo was elected director by our board of directors on April 1, 2006. Ms. Harnevo served as chief executive officer of EduConcept Ltd. between the years 1994 and 1996 and chief executive officer of TeamWorks Technology Ltd. between the years 1997 and 2001. She is the founder of RedZebra Ltd. and Global Medical Networks International Ltd., where she currently serves as international chief executive officer. Ms. Harnevo holds a B.Sc. in mathematics, computer science and linguistics from Bar Ilan University, an M.Sc. in mathematics from the Weizmann institute and a Ph.D. in applied mathematics from the Weizmann Institute.

        The Company’s articles of association specify that the number of directors will be at least two but not more than nine.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: that the election of David Gal, Nir Alon, Victor Josebachvili and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPOINTMENT OF MR. AMOS UZANI FOR A THREE-YEAR TERM AS
EXTERNAL DIRECTOR AND THE GRANT OF OPTIONS IN CONSIDERATION
THEREFOR

        The Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications as set forth in the Companies Law.

        No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        The initial term of an external director is three years and may be extended for at least one additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

        Mr. David Schwartz currently serves as our external director. The term of Mr. David Schwartz will conclude on April 19, 2010.

        The Company’s Board of Directors has nominated Mr. Amos Uzani to serve for a period of three years. If elected, he will receive fixed remuneration, both annual fees and for participation in meetings of the Board of Directors and its committees, in the amount prescribed by Israeli law, which is the same remuneration we provide to Mr. Schwartz for his services as our external director. Additionally, in conformity with Mr. Schwartz’s compensation terms and in accordance with applicable law, the Company wishes to grant Mr. Uzani options to purchase 30,000 ordinary shares of the Company par value NIS 1.00 each, at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant. The options shall vest quarterly for three years, provided that Mr. Uzani continues to serve as an external director on our board, and shall be subject to the Company’s Employee Option Plan (2006). Mr. Uzani’s term will conclude on December 11, 2010. The remaining terms and conditions of such options shall be as is customary for grants to non-executive directors.

        Set forth below is certain information concerning Mr. Amos Uzani:

        Amos Uzani served as an attorney at the Haifa’s District Attorney’s Office from 1981-1983. From 1983 and until 1989 he practiced as an attorney. From 1989-1992 Mr. Uzani served as Internal Controller (VP) and from 1992-1996 as VP of Human Resources, both at the Israel Ports and Railways Authority. From 1996 and until December 2001 Mr. Uzani served as CEO of Israel Railways Corporation and as Vice President of the Israel Ports and Railways Authority. Between 2002 and 2004 Mr. Uzani served as CEO of IRS Corporation, a company wholly owned at the time by Mr. Uzani, specializing in handling projects and initiatives in the fields of transportation infrastructure and railway equipment. As of 2005, Mr. Uzani is acting President of Haifa Port. From 1986 Mr. Uzani served as director for the Industrial Buildings Corporation, until its privatization in 1992. From 2006, Mr. Uzani has been serving as an external director for Emilia Group (TASE: EMDV), a company publicly traded on the Tel Aviv Stock Exchange.

        The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to elect Mr. Amos Uzani as an external director of the Company for a three-year term and grant him with options to purchase 30,000 ordinary shares of the Company, par value NIS 1.00 each, at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant. The options shall vest quarterly for three years, provided that Mr. Uzani continues to serve as an external director on our board of directors, and shall be subject to the Company’s Employee Option Plan (2006).”

        Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) the said majority include at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israeli Securities Law) who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Amos Uzani as an external director of the Company for a three-year term and the grant of options in consideration therefor.”

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2006 AND THE CONSOLIDATED STATEMENT OF
INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet at December 31, 2006 and the Consolidated Statement of Income for the year then ended.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: November 9, 2007